Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2013

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.

COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2013. Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 12-13	F/Y 11-12
SALES	$5,752,940	$8,008,836
NET INCOME	$622,515	$514,213
EARNINGS PER SHARE	194	164

NINE MONTHS	F/Y 12-13	F/Y 11-12
SALES	$19,577,779	$19,363,292
NET INCOME	$1,999,693	$1,336,071
EARNINGS PER SHARE	604	414

SHARES OUTSTANDING	3,310,171	3,280,848

The Company's sales were down for the third quarter, but profits were increased compared to the previous year. However, both sales and profits to date for the fiscal year are running ahead of the previous year's levels. The reduction in third quarter sales is largely due to a reduction in seismic product sales. In the previous year's third quarter, there was a surge in shipments to Asian customers in response to the damaging 2011 earthquakes in Japan. In comparison, aerospace and defense sales for 2012-2013 have increased over the previous year. The Company's firm order backlog is currently 11.7 million.

ITEM: NEW ORDERS ~ SEISMIC AND WIND

# Paohuey Building -- Taiwan, ROC

#	Farglory H89 Building -- Taiwan, ROC
#	Farglory H108 Building -- Taiwan, ROC
#	Gilbert House -- Portola Valley, California
#	Tan-Mei Office Building -- Taiwan, ROC
#	Chicony HQ Building -- Taiwan, ROC
#	Recuperator Building -- Burns Harbor, Indiana
#	Shuang Yue Jaingshan Building -- Taiwan, ROC
#	Yelin Zhubei Building -- Taiwan, ROC
#	BART-Pleasant Hill Station Building -- Pleasant Hill, California
#	Apple Store -- San Francisco, California

ITEM:	NEW ORDERS ~ AEROSPACE AND DEFENSE

#	Machined Springs for Military Aircraft

Additional orders were received in the quarter for custom machined spring assemblies used in the cargo loading systems of military transport aircraft. Production for this program has been ongoing for several years and is expected to continue for at least five more years.

#	Soft Mounts for Euro Machine Guns

The Company has recently received its first production order for a specialty shock-absorbing mounting used on a new remotely fired .50 caliber machine gun. The weapon is slated to be used on military land vehicles of several European nations. Previous versions of this weapon required that the gun operator be exposed while firing. The new mounting is fully remote controlled and sighted from within the vehicle to protect the gun operator. This first production order is for 150 shock absorbing soft-mounts for initial low rate production. The use of Taylor Devices spring-damper elements in the gun mounting reduces recoil forces from the weapon by 80-90%, allowing the weapon to be both more accurate and require less periodic maintenance.

#	Aircraft Engine Trailer Suspension Struts

The U.S. C-17 transport aircraft requires quick turnaround for engine changes, especially when in a combat zone. The large aircraft engines must be transported to and from the aircraft rapidly on a custom trailer. Taylor Devices manufactures the suspension spring and damper struts for the trailer, using a proprietary design with elastomeric elements. This provides zero-maintenance and all climate performance, plus the ability to continue operation even if the suspension struts are penetrated by enemy rifle or machine gun fire. The Company has received a substantial contract to provide 345 of these suspension struts for new trailers used by both the U.S. and allied nations.

#	Smart Bomb Fin Control Dampers

Although Taylor Devices' earthquake dampers are known worldwide, military applications for small-scale versions of these dampers constitute a large but less publicized market for the Company's products. One of these applications uses dampers on the control fins of large air-dropped steerable munitions, known generally as Smart Bombs. These are usually guided by the pilot of the aircraft carrying the bomb, steering the bomb to a target identified by visual, video, laser, or GPS coordinates. In this application, the Taylor Devices dampers are used to allow the control fins to deploy smoothly, and to reduce vibration in the fins from wind buffeting loads that could make the bomb difficult to steer. Taylor Devices has recently received an order for more than 1,300 of these precision dampers for smart munitions being produced by a U.S. allied country.

ITEM: UNIVERSITY RESEARCH

For the past few years the Company has been performing research on a new concept in structural engineering for seismic protection, known as the Negative Stiffness Device (NSD). For this project, the Company teamed with a consortium of universities with testing being performed at the State University of New York at Buffalo. Funding for the research is provided through a grant from the National Science Foundation. Thus far, at least one U.S. Patent application has been filed on the Negative Stiffness Device, with an additional U.S. Patent filing now in preparation. Structural tests have demonstrated that the Negative Stiffness Device potentially offers dramatic reductions in earthquake damage to buildings and bridges. Because of the overall success of this project, the research team is presently applying for additional research funding from the U.S. Government.

In its present form, the Negative Stiffness Device has no effect on the building or bridge until a significant earthquake occurs, causing the structure to deform beyond a predetermined set point. When the structure deforms past the set point, the NSD is passively activated and alters the building's structural stiffness to minimize earthquake damage. Numerous publications have been made related to this research. For additional information, Rice University in Texas maintains a web site for this project at: http://www.ruf.rice.edu/~dsg/

ITEM:	RESEARCH FOR IMPROVEMENTS TO SOFT STORY BUILDINGS

This new research project investigates the retrofit of seismic protection systems to existing buildings, and follows new guidelines being considered in California for seismic improvements to both commercial building and residences with a so-called "soft story." This type of construction was popular in California in past years for both commercial and residential buildings. However, over the years California has gradually increased the earthquake shaking levels used for building design to the point where these older soft first story structures are becoming a seismic damage risk. Most retrofit techniques considered to date for these buildings fall into two distinct classes. One method fills the open spaces in the soft story with solid structure. If the building is retail or commercial, it generally loses all its first story shop windows and entrances, greatly altering its possible uses and reducing the building's value.

The second method involves adding Taylor Devices' Dampers to the soft story, which allows shop windows and entrances to remain, but in most cases, the dampers will partially block these building attributes since the dampers are installed as diagonal elements, or as part of a chevron brace.

The Company is presently developing several new concepts which allow adding dampers to a soft story structure without impeding the view through shop windows or blocking entrances. Shake table testing at university earthquake centers for two new designs is now being planned for 2014.

ITEM: BUILDING EXPANSION UPDATE

In December 2012, two of the three buildings for the Taylor Devices facilities expansion announced in 2011 were completed and placed into service. Work continues on the third building, which is expected to be completed this summer with production machinery being installed this fall. When the third building is completed, the Company's production floor space will be approximately double what it was prior to the expansion.

By: /s/ Douglas P. Taylor

Douglas P. Taylor

President